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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response…. 2.50
SEC FILE NUMBER 000-23553
CUSIP NUMBER 45248E304

 FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
IMCOR Pharmaceutical Co. Full Name of Registrant
Former Name if Applicable
P.O. Box 2389 Address of Principal Executive Office (Street and Number)
La Jolla, California 92037 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)☒	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof,

will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant does not have a sufficient in-house accounting staff to provide the information for the referenced 10-QSB for the quarter ending June 30, 2006 without unreasonable effort or expense by the filing deadline.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brian Gallagher (Name)	609 (Area Code)	737-7961 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐No

Below is an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the second quarter of 2006, the Registrant’s board of directors continued to implement its restructuring plan that resulted in cessation of substantially all operations, including significant employee layoffs, sale of excess equipment, suspension of manufacturing and clinical activities, cessation of current selling activities, vacating its premises, and the sale of certain of its technology.

As a result, the Registrant anticipates that its operating results for the quarter ended June 30, 2006 will significantly change from the corresponding period in 2005.

The Registrant’s license revenue decreased by approximately $174,000 as a result of writing down deferred revenue balances at December 31, 2005.

The following are the principal cost reductions in research and development expenses from the corresponding period in 2005 (all amounts are approximate and provided by Larry D. Grant, an outside financial consultant of the Registrant):

•  Personnel - $227,000.
•  Contract consultants - $156,000.
•  Patents - $24,000.
•  Production facilities costs - $6,000.
•  Supplies - $5,000.
•  Other - $27,000.

Personnel, contract consultant charges, production facilities costs and supplies all decreased primarily due to the Registrant’s efforts to cut expenses and the related cessation of active operations.

The following are the principal cost reductions in selling, general and administrative expenses from the corresponding period in 2005 (all amounts are approximate and provided by Larry D. Grant, an outside financial consultant of the Registrant):

•  Personnel - $490,000.
•  Contract consultants - $139,000.
•  Stock Options - $836,000.
•  Legal and accounting - $268,000.
•  Fees - $686,000.
•  Facilities costs -$367,000.
•  Insurance - $90,000.
•  Amortization on Purchased Technology - $326,000.
•  Depreciation and amortization (other intangibles) - $154,000.
•  Other - $120,000.

Personnel, contract consultant charges, stock option expense and insurance decreased due to the restructuring plan continued in the second quarter and the related cessation of operations. Legal and accounting expense decreased primarily due to decreased legal fees associated with litigation and the discontinuance of registration statement activities. Fees decreased significantly as the related obligations, associated primarily with late registration penalties, were satisfied in the year ending December 31, 2005. Amortization of Purchased Technology decreased as a result of the significant impairment to the underlying asset carrying value at December 31, 2005. Depreciation and amortization costs (on equipment, leasehold improvements and other intangible assets) decreased as the Registrant sold and/or abandoned all related asset values by December 31, 2005, as part of restructuring plan and the related cessation of operations by the end of the year ending December 31, 2005.

Expenses related to the $3,836,000 impairment losses and $249,000 loss on disposal of property, plant and equipment (all numbers approximate) for the quarter ended June 30, 2005 decreased to zero during the quarter ended June 30, 2006 because all corresponding write offs were taken during the year ending December 31, 2005 and, therefore, no additional write offs were required in 2006.

IMCOR Pharmaceutical Co. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2006	By	/s/ Brian Gallagher Brian Gallagher, Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.         This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.         One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.         A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.         Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.         ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).